SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the Month of August, 2002

CLAXSON INTERACTIVE GROUP INC.

(Translation of Registrant’s Name into English)

Avenida Melian 2752, C1430EYH, Buenos Aires, Argentina

(Address of Principal Executive Offices)

     (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F [X]       Form 40-F [   ]

     (Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes[   ]       No [X]

     (If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-     .)

CLAXSON INTERACTIVE GROUP INC.
Form 6-K

TABLE OF CONTENTS

Item		Page

Item 1.	Press Release Announcing Claxon Interactive Group Inc.’s 2002 Second Quarter Financial Results	3

Item 2.	Exhibits	11

Signatures		12

Item 1.	Press Release Announcing Claxon Interactive Group Inc.’s 2002 Second Quarter Financial Results

FOR IMMEDIATE RELEASE

CLAXSON REPORTS 2002 SECOND QUARTER
FINANCIAL RESULTS

Buenos Aires, August 15, 2002 — Claxson Interactive Group, Inc. (Nasdaq-SCM: XSON; “Claxson” or the “Company”), today announced financial results for the three and six-month periods ended June 30, 2002.

Financial Results

Operating loss for the three-month period ended June 30, 2002 was $0.5 million, representing a 62% decrease from operating loss of $1.3 million for the three month period ended June 30, 2001. Operating loss for the six-month period ended June 30, 2002 was $2.5 million compared to an operating loss of $1.8 million for the six-month period ended June 30, 2001.

Total net revenues for the second quarter of 2002 totaled $18.5 million, a 30% decrease from net revenues of $26.3 million for the second quarter of 2001. Total net revenues for the six months ended June 30, 2002 totaled $38.6 million compared to net revenues of $52.7 million for the six months ended June 30, 2001. Net revenues earned in Argentina for the three months ended June 30, 2002 were 21% of total net revenues compared to 44% for the same period in 2001. For the six months ended June 30, 2002, total net revenues in Argentina were 23% of total net revenues compared to 45% for the same period in 2001.

Claxson’s results were severely affected by the economic crisis in Argentina and in particular by the massive devaluation of the Argentine currency. During the second quarter of 2002, the average exchange rate devalued 69% as compared to the same period in 2001. For the six-month period ended June 30, 2002, the average devaluation in Argentina was 62%.

“We are pleased to report that we have been able to reduce our operational losses quarter to quarter and compared to the same quarter of last year,” said Roberto Vivo, Chairman and CEO of Claxson. “In spite of the negative economic situation in the market, we have been able to mitigate the adverse impact on our earnings before depreciation, amortization and merger expenses by rationalizing our operation and maintaining a lean operation throughout the entire company.”

Subscriber-based fees for the three-month period ended June 30, 2002 totaled $8.7 million, which comprised approximately 47% of total net revenues and represented a 45% decrease from subscriber-based fees of $15.9 million for the second quarter of 2001. The decrease is primarily attributed to the impact of the devaluation of the Argentine currency of $6.8 million. Subscriber-based fees for the six months ended June 30, 2002 totaled $18.4 million compared to subscriber-based fees of $31.0 million for the six months ended June 30, 2001.

Advertising revenues for the three-month period ended June 30, 2002 were $6.8 million, which comprised approximately 37% of Claxson’s total net revenues and represented a 19% decrease from advertising revenues of $8.4 million for the second quarter of 2001. This decrease in advertising revenues in the second quarter of 2002 was due primarily to a decrease in pay television advertising of $1.3 million as a result of the economic crisis in Argentina. Advertising revenues for the six months ended June 30, 2002 totaled $14.1 million compared to advertising revenues of $17.6 million for the six months ended June 30, 2001.

Other revenues for the three-month period ended June 30, 2002 were $3.1 million, which represented a 55% increase compared to other revenues of $2.0 for the second quarter of 2001. This increase was primarily due to increased revenues from the operations of The Kitchen, Inc., Claxson’s Miami-based broadcast and dubbing facility. Other revenues for the six months ended June 30, 2002 totaled $6.1 million compared to other revenues of $4.1 million for the six months ended June 30, 2001.

Operating expenses for the three months ended June 30, 2002 were $19.0 million, representing a decrease of 31% from operating expenses of $27.6 million for the second quarter of 2001, due primarily to the rationalization of programming and marketing expenditures to the new revenue levels, management’s continued efforts to rationalize the operations, the effect of the Argentine devaluation on the expenses of our Argentine-based subsidiaries and the ceasing of the amortization on goodwill in accordance with the Statements of Financial Accounting Standard No. 142. Operating expenses for the six months ended June 30, 2002 totaled $41.2 million compared to operating expenses of $54.5 million for the six months ended June 30, 2001.

Net loss for the three months ended June 30, 2002 was $26.7 million ($1.43 per common share), which includes $19.9 million in foreign exchange losses primarily due to certain U.S. dollar denominated debt held by Claxson’s Argentine subsidiary. Net loss for the three months ended June 30, 2001 was $5.8 million.

For the six-month period ended June 30, 2002 net loss was $156.9 million, which includes a $74.8 million non-cash impairment charge related to the adoption of Statements of Financial Accounting Standard No. 142, Goodwill and Other Intangible Assets, and $66.7 million in foreign exchange losses. Amortization expense for the three months, and six months ended June 30, 2001 was $2.5 million, and $4.9 million, respectively.

As of June 30, 2002, Claxson had a balance of cash and cash equivalents of $16.1 million and $105.5 million in debt.

Independent Auditors “Going Concern”

The independent auditors report with respect to Claxson’s financial statements included in Claxson’s Form 20-F filed with the Securities and Exchange Commission included a “going concern” explanatory paragraph, indicating that its potential inability to meet its obligations as they become due, raises substantial doubt as to Claxson’s ability to continue as a going concern. In an effort to improve its financial position, Claxson is taking certain steps, including the restructuring of its subsidiaries’ debt and renegotiation of applicable covenants. Its failure or inability to successfully carry out these plans could ultimately have a material adverse effect on its financial position and its ability to meet its obligations when due.

Update on Debt Renegotiation

On April 30, 2002, Imagen Satelital S.A., an Argentina-based Claxson subsidiary, announced that it would not make an interest payment of US $4.4 million on its 11% Senior Notes due 2005. On June 27, 2002, Claxson announced that it had commenced an exchange offer and consent solicitation for all US$80 million outstanding principal amount of these notes. Further, on August 1, 2002 Claxson announced the extension of the pending exchange offer and consent solicitation. The expiration date for the exchange offer was extended from July 31, 2002, to August 14, 2002.. Simultaneously with this release, the Company has announced the further extension of the offer until August 28, 2002. .

Claxson is currently not in compliance with the coverage ratios required under its Chilean syndicated credit facility, primarily as a result of the 17% decrease in the value of the Chilean Peso against the U.S. Dollar in 2001. Failure to comply with the financial covenants set forth in the Chilean syndicated credit facility could result in the acceleration of all amounts due and payable thereunder. Claxson has been actively negotiating with the lenders to amend the credit facility to modify this financial covenant in order to bring it into compliance. Until negotiations are final, this debt will be classified as short term in the balance sheet.

Playboy TV International

PTVI and its affiliates incurred net losses of $3.2 million and $5.6 million for the three and six-month periods ended June 30, 2002. Unless PTVI’s financial obligations can be restructured, PTVI will remain primarily dependent on capital contributions from Claxson to fund shortfalls. The report of PTVI’s independent auditors with respect to its financial statements for the years ended December 31, 2001 and 2000 include a “going concern” explanatory paragraph, indicating that PTVI’s reliance on capital contributions from its partners to meet its obligations as they become due, raises substantial doubt as to its ability to continue as a going concern.

Since January 2002, Claxson has been negotiating a possible restructuring of the PTVI joint venture to adjust the fixed cost structure and obligations to Playboy Enterprises, Inc due to PTVI’s lower than anticipated revenues. Negotiations are in progress, however, no assurances can be made that Claxson will be successful in restructuring the PTVI joint venture. If Claxson does not reach a successful agreement with Playboy Enterprises, Inc., Claxson could be required to fund the additional $21.4 million of capital contributions required pursuant to the operating agreement. If Claxson is not able to fund the additional capital contributions, Playboy Enterprises, Inc. or PTVI may seek, among other things, the dilution of Claxson’s membership interest.

Other matters

In line with Claxson’s goal of reducing operating losses and due to the weakness in the advertising sales market for print media in Chile, on June 12, 2002 Claxson decided to terminate the newspaper El Metropolitano operation. Net losses recorded by the El Metropolitano operation for the three and six months ended June 30, 2002 were $0.7 million, and $1.9 million, respectively.

On July 24, 2002, Ibero American Media Holdings Chile, Claxson’s Chilean subsidiary, announced that, as of August 30, 2002, Jaime Vega would step down as Chief Operating Officer of Claxson’s Broadcasting Division and President of the Company’s operations in that market. Mr. Vega will remain as a consultant to Mr. Vivo, who will personally oversee the Chilean operation together with the current management.

About Claxson

Claxson (Nasdaq-SCM: XSON) is a multimedia company providing branded entertainment content targeted to Spanish and Portuguese speakers around the world. Claxson has a portfolio of popular entertainment brands that are distributed over multiple platforms through its assets in pay television, broadcast television, radio and the Internet. Claxson was formed on September 21, 2001 in a merger transaction, which combined El Sitio, Inc. and other media assets contributed by funds affiliated with Hicks, Muse, Tate & Furst Inc. and members of the Cisneros Group of Companies. Headquartered in Buenos Aires, Argentina, and Miami Beach, Florida, Claxson has a presence in all key Ibero-American countries, including without limitation, Argentina, Mexico, Chile, Brazil, Spain, Portugal and the United States.

This press release contains forward-looking statements within the meaning of the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These statements are based on the current expectations or beliefs of Claxson’s management and are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. For a detailed discussion of these factors and other cautionary statements, please refer to Claxson’s annual report on Form 20F filed with the U.S. Securities and Exchange Commission on June 27, 2002.

# # #

     Contacts:

Press Alfredo Richard SVP, Communications Claxson 305-894-3588	Investors Jose Antonio Ituarte Chief Financial Officer Claxson 011-5411-4339-3700

— Financial Tables Attached —

CLAXSON
BALANCE SHEETS
(In Thousands of U.S. dollars)

	As of	As of
	June 30,	December 31,
	2002	2001

ASSETS
CURRENT ASSETS:
Cash, cash equivalents and investments	$16,099	$15,211
Accounts receivable, net	33,831	37,401
Other current assets	9,484	7,903

Total current assets	59,414	60,515
PROPERTY AND EQUIPMENT, net	21,198	31,902
PROGRAMMING RIGHTS, net	6,873	11,295
INVESTMENTS IN UNCONSOLIDATED SUBSIDIARIES	808	4,591
INVESTMENTS IN DEBT AND EQUITY SECURITIES	7,611	8,290
GOODWILL, net	52,802	133,413
BROADCAST LICENSES	19,965	22,958
INTANGIBLE AND OTHER ASSETS, net	605	6,310

TOTAL ASSETS	$169,276	$279,274

LIABILITIES AND SHAREHOLDERS’ EQUITY
CURRENT LIABILITIES:
Accounts payable, accrued and other liabilities	$55,640	$47,292
Current portion of programming rights obligations	7,201	9,746
11% Senior Notes Due 2005	79,614	79,546
Current portion of long-term debt	24,459	11,114

Total current liabilities	166,914	147,698
LONG-TERM DEBT	1,460	22,335
OTHER LONG-TERM LIABILITIES	5,497	6,488
SHAREHOLDERS’ EQUITY (DEFICIT)	(4,595)	102,753

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	$169,276	$279,274

CLAXSON
UNAUDITED CONSOLIDATED STATEMENTS OF OPERATIONS
(In Thousands of U.S. dollars, except per share data)

	Consolidated		Consolidated		Pro Forma Combined

					Three	Six
	Three Months Ended		Six Months Ended		Months	Months
	June 30,		June 30,		Ended	Ended
					June 30,	June 30,
	2002	2001	2002	2001	2001	2001

NET REVENUES:
Subscriber-based fees	$8,674	$15,920	$18,410	$31,021	$16,232	$31,878
Advertising	6,760	8,389	14,106	17,563	10,159	21,025
Other	3,071	2,020	6,113	4,099	1,846	3,893

Total net revenues	18,505	26,329	38,629	52,683	28,237	56,796

OPERATING EXPENSES:
Product, content and technology	8,480	10,426	17,523	21,364	12,071	28,225
Marketing and sales	2,548	5,186	6,701	9,390	7,607	17,192
Corporate and administration	4,107	5,273	8,552	9,490	5,033	17,376
Depreciation and amortization	3,526	5,489	7,371	11,454	6,322	13,161
Merger, restructuring and severance expenses	306	1,259	1,007	2,785	4,355	6,766

Total operating expenses	18,967	27,633	41,154	54,483	35,388	82,720

OPERATING LOSS	(462)	(1,304)	(2,525)	(1,800)	(7,151)	(25,924)
OTHER INCOME (EXPENSE), NET	(3,649)	(2,838)	(7,795)	(6,886)	(4,179)	(7,817)
FOREIGN CURRENCY EXCHANGE LOSS	(19,916)	—	(66,743)	—	—	—
SHARE OF LOSS FROM UNCONSOLIDATED	(2,820)	(1,470)	(4,922)	(2,602)	(3,227)	(5,026)
AFFILIATES
BENEFIT (PROVISION) FOR NON-U.S. INCOME TAXES	122	(206)	(206)	(724)	(410)	(973)
MINORITY INTEREST	14	37	50	57	236	256
CHANGE IN ACCOUNTING PRINCIPLES (Impairment Goodwill loss)	—	—	(74,789)	—	—	—
DISCONTINUED OPERATIONS	—	—	—	—	(22,676)	(29,855)

NET LOSS	$(26,711)	$(5,781)	$(156,930)	$(11,955)	$(37,407)	$(69,339)

NET LOSS PER COMMON SHARE (Basic and diluted)	$(1.43)	—	$(8.40)	—	—	—

NET LOSS PER COMMON SHARE BEFORE CHANGE IN ACCOUNTING PRINCIPLE (Basic and diluted)	$(1.43)	—	$(4.40)	—	—	—

NUMBER OF SHARES USED IN PER SHARE CALCULATIONS (Basic and diluted)	18,678	—	18,678	—	—	—

Notes to Financial Schedules:

(1)	Claxson was formed on September 21, 2001 in a merger transaction which combined El Sitio, Inc., media assets contributed by Ibero-American Media Partners II, Ltd. (IAMP), and other media assets contributed by members of the Cisneros Group of Companies. Consolidated financial results for the period until the combination transaction represent the financial results of IAMP. Pro forma combined financial results for the three and six months ended June 30, 2001 are presented as if the merger transaction had been effected on January 1, 2001.

(2)	Claxson’s results reflect the aggregate performance of its business lines: pay television; broadcast radio and television; and Internet and broadband.

(3)	Claxson holds an 80.1% equity interest in Playboy TV International (PTVI), a joint venture with Playboy Enterprises, Inc. (NYSE: PLA). Claxson does not control PTVI and therefore its interest in PTVI is not consolidated for reporting purposes.

(4)	Historical information for IAMP, El Sitio and the other assets comprising Claxson is provided in Claxson’s registration statement on Form F-4 as filed with the U.S. Securities and Exchange Commission, which became effective on August 15, 2001 and on Claxson’s annual report of Form 20-F filed with the U.S. Securities and Exchange Commission on June 27, 2002.

(5)	The pro forma combined financial data are provided for illustrative purposes only and do not purport to represent what Claxson’s actual results of operations or financial condition would have been had the transaction occurred on those dates. The pro forma combined financial data is not necessarily indicative of the results of operations and financial condition of Claxson for future periods or dates.

CLAXSON
UNAUDITED CONSOLIDATED STATEMENTS OF OPERATIONS INFORMATION — BY SEGMENT
(In Thousands of U.S. dollars)

	Pay		Internet &	Claxson
	Television	Broadcast	Broadband	Corporate (1)	Total

For the Three Months Ended June 30, 2002:
NET REVENUES	$12,425	$6,076	$32	$(28)	$18,505

OPERATING INCOME (LOSS)	$3,121	$(507)	$(2,047)	$(1,029)	$(462)

For the Three Months Ended June 30, 2001:
NET REVENUES	$19,737	$6,592	$—	$—	$26,329

OPERATING INCOME (LOSS)	$(710)	$(594)	$—	$—	$(1,304)

For the Six Months Ended June 30, 2002:
NET REVENUES	$25,404	$13,119	$118	$(12)	$38,629

OPERATING INCOME (LOSS)	$5,965	$(1,663)	$(5,390)	$(1,437)	$(2,525)

For the Six Months Ended June 30, 2001:
NET REVENUES	$38,883	$13,800	$—	$—	$52,683

OPERATING INCOME (LOSS)	$(1,316)	$(484)	$—	$—	$(1,800)

(1)	Represents Claxson’s corporate expenses not allocated to any business unit.

Item 2. Exhibits

     The exhibits listed in the Exhibit Index below are filed with and made a part of this report.

Exhibit Number	Description of Documents

99.1	Certification of Claxon Interactive Group Inc.’s Chief Executive Officer with respect to the financial statements attached as part of Item 1 hereto, pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

99.2	Certification of Claxon Interactive Group Inc.’s Chief Financial Officer with respect to the financial statements attached as part of Item 1 hereto, pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CLAXSON INTERACTIVE GROUP INC.

(Registrant)

Date: August 15, 2002	By: /s/ Roberto Vivo-Chaneton

Name: Roberto Vivo-Chaneton Title: Chief Executive Officer